Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

April 23, 2015

By Electronic Filing

United States Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:	OpGen, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 17, 2015
File No. 333-202478

Ladies and Gentlemen:

We are providing this response letter on behalf of OpGen, Inc. (the “Company”) with respect to the Staff’s comment letter dated April 21, 2015, regarding the above referenced Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-202478), filed on April 17, 2015 (the “Form S-1/A4”). In this response letter we provide our responses and include, where helpful, the relevant changes that have been made to Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.

General

1.                   We note the statement in the free writing prospectus filed on April 17, 2015 that “OpGen is not trying to compete in the acute care rapid test environment.” However, we also note statements in the Summary and elsewhere in the Form S-1 that your products are designed to “rapidly identify hospital patients who are colonized or infected…” Please revise to clarify the intended market for your Acuitas MDRO test.

RESPONSE:                            The reference in the free writing prospectus filed on April 17, 2015 was in response to a question, as a follow-up to the first question related to 24 hour turn-around time, which questioned whether the delivery of the Acuitas MDRO Gene Test results needed to occur within the same time period as test results in the point of care setting, which are sometimes referred to as “stat” results.  The OpGen response was directed toward that portion of the question.  As disclosed in the free writing prospectus and in the prospectus, OpGen believes that it is able to deliver surveillance screening results for multi-drug resistant genes and organisms more rapidly than traditional culture-based microbiology results.  See for example, the

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disclosure under the heading “The Opportunity” beginning on page 66 of Amendment No. 5.  OpGen has added the following disclosure on page 68 of Amendment No. 5 to clarify the intended market for the Acuitas MDRO test products:

“Our Acuitas MDRO Gene Test is currently offered as a service through our CLIA laboratory for surveillance of antibiotic-resistant microbial colonization with 24 hour turn-around time. OpGen’s initial target markets are acute care hospitals, long-term acute care hospitals and long-term care facilities.  In the future, the Acuitas MDRO test products may be further developed to be used on rapid, acute care testing systems located in the in-house laboratories of such facilities, with the ability to provide test results with 2-3 hour turn-around time. These systems are currently in use for acute care needs such as confirming the identity of an organism or resistance gene in a blood infection.”

2.                                      We note your new disclosure regarding Mr. Dec’s interim employment. Please revise to address Mr. Dec’s business experience between December 2012 and January 2014. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:                      We have revised the disclosure in Amendment No. 5 to more clearly disclose Mr. Dec’s business experience in accordance with Item 401(e)(1) of Regulation S-K.

C. Eric Winzer, the CFO of the Company (240-813-1273) or Mary Mullany at Ballard Spahr LLP (215-864-8631) are available to answer questions you may have about our responses.

Very truly yours,

Mary J. Mullany

MJM/seh

cc:                                Evan Jones
C. Eric Winzer
Hillary Daniels
John Archfield
James Lopez
Brian McAllister